RECEIVED
SEC MAIL PROCESSING SECTION
FEB 23 2011
WASH, D.C. 200

11016214

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 North Legacy Ridge Dr Suite 300
(No. and Street)

Liberty Lake, Wa. 99019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sally Mann 509 747-9144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 West Sprague Ave Suite 300
Spokane, Wa. 99201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tom L. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SALLY MANN
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
APRIL 11, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Changes in Subordinated Borrowings	5
Statement of Cash Flows	6
Notes to Financial Statements	7-10
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	11
Additional Schedules:	
Schedule 1 - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	12-13
Schedule 2 - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule 3 - Reconciliation with Company's Computation of Net Capital Included in Part II of Form X-17A-5	15
Schedule 4 - Reconciliation with Company's Computation for Determination of Reserve Requirements Included in Part II of Form X-17A-5	16
Schedule 5 - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	17
Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g)(1)	18-19

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

February 12, 2011
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS	2010	2009
Cash	$ 492,752	$ 864,235
Segregated cash	5,000	5,000
Accounts receivable from customers	31,864	1,272
Concessions receivable	17,218	14,246
Officer receivable	7,785	1,289
Federal income taxes receivable		2,126
Secured demand notes receivable collateralized by marketable securities	450,000	450,000
Deposits	600	2,100
Deposits with clearing brokers	55,000	80,000
DTCC common stock	8,410	8,382
Cash surrender value of officers' life insurance	30,013	30,758
Property and equipment, net	52,232	55,067
	$ 1,150,874	$ 1,514,475

LIABILITIES AND STOCKHOLDERS' EQUITY	2010	2009
Payable to brokers and dealers	$ 3,773	$ 297,835
Payable to customers	7,239	109,100
Accounts payable	34,750	27,967
Other liabilities	17,232	14,349
Accrued profit sharing plan contribution	85,637	69,736
Accrued payroll	121,340	118,302
Payroll and business taxes payable	6,703	2,986
	276,674	640,275
Subordinated borrowings	450,000	450,000
Stockholders' equity:		
Common stock, $50 par value:		
Authorized, 1,000 shares;		
Issued and outstanding, 1,000 shares	50,000	50,000
Additional paid-in capital	237,883	237,883
Retained earnings	136,317	136,317
	424,200	424,200
	$ 1,150,874	$ 1,514,475

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF INCOME
for the years ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Commissions	$ 1,630,800	$ 1,553,411
Interest income	35,669	57,888
Other income	97,667	92,818
	1,764,136	1,704,117
Expenses:		
Salesmen salaries and commissions	582,020	653,717
Office salaries	328,504	282,356
Payroll taxes	72,064	61,719
Profit sharing plan contribution	85,637	69,736
Medical insurance	54,584	63,080
Officers' life and disability insurance	6,849	7,272
Telephone and telequote	27,866	21,949
Rent	112,960	138,404
Office supplies and postage	77,890	70,257
Data processing	122,870	96,541
Clearing costs	61,788	45,486
Regulatory fees	23,400	22,231
Business and property taxes	30,798	26,123
Dues, licenses and subscriptions	31,158	25,392
Depreciation	10,200	9,014
Equipment rental and maintenance	12,937	12,598
Professional services	28,239	29,371
Corporate insurance	8,958	7,904
Auto and travel expense	23,342	21,663
Meals and entertainment	9,630	7,011
Advertising and promotion	4,366	3,664
Bank and transfer fees	44,861	29,496
Interest expense	3,215	1,259
	1,764,136	1,706,243
Loss before federal income taxes		(2,126)
Federal income tax benefit		(2,126)
Net income	$ -0-	$ -0-

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2010 and 2009

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2009	1,000	$ 50,000	$ 237,883	$ 136,317	$ 424,200
Net income					
Balances, December 31, 2009	1,000	50,000	237,883	136,317	424,200
Net income					
Balances, December 31, 2010	**1,000**	**$ 50,000**	**$ 237,883**	**$ 136,317**	**$ 424,200**

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
for the years ended December 31, 2010 and 2009

Subordinated borrowings at January 1, 2009	$ 450,000
Increases:	
None	
Decreases:	
None	
Subordinated borrowings at December 31, 2009	450,000
Increases:	
None	
Decreases:	
None	
Subordinated borrowings at December 31, 2010	**$ 450,000**

The accompanying notes are an integral part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENT OF CASH FLOWS
for the years ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income		
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	**$ 10,200**	$ 9,014
Changes in assets and liabilities:		
Net receivable from customers	**(132,453)**	158,631
Concessions receivable	**(2,972)**	5,764
Officer receivable	**(6,496)**	(1,289)
Federal income taxes receivable	**2,126**	(140)
Deposits	**1,500**	1,775
Deposits with clearing brokers	**25,000**	70,000
DTCC common stock	**(28)**	(2,398)
Payable to brokers and dealers	**(294,062)**	297,678
Accounts payable and other liabilities	**9,666**	(6,268)
Accrued profit sharing plan contribution	**15,901**	(41,801)
Accrued payroll	**3,038**	(46,015)
Payroll and business taxes payable	**3,717**	487
Net cash provided by (used in) operating activities	**(364,863)**	445,438
Cash flows from investing activities:		
Premium payments on officers' life insurance	**745**	4,141
Purchase of equipment	**(7,365)**	(2,624)
Net cash provided by (used in) investing activities	**(6,620)**	1,517
Net increase (decrease) in cash	**(371,483)**	446,955
Cash at beginning of year	**864,235**	417,280
Cash at end of year	**$ 492,752**	$ 864,235

The accompanying notes are an integral part of the financial statements.

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Liberty Lake, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash balances at banks which at times may be in excess of federally insured limits.

DTCC common stock is valued at cost, which approximates fair value.

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives for equipment and the term of the related lease for leasehold improvements.

Continued

2. Reserve Bank Account:

In accordance with the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a special reserve bank account for the exclusive benefit of customers. The Company segregated $5,000 for both years ended December 31, 2010 and 2009 for this purpose. The required balance in this reserve account was $425,946 at December 31, 2009. On January 4, 2010 an additional $425,000 was deposited. There was no required balance in this reserve account at December 31, 2010.

3. Subordinated Borrowings:

The Company has non-interest bearing secured demand note collateral agreements in the amount of $450,000. The borrowings are in the amount of $150,000 from each of the 33.33% shareholders with a total of $450,000 due October 31, 2012. All notes are non-interest bearing and are subordinated to the claims of general creditors.

The agreements have been approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Property and Equipment:

A summary of property and equipment at December 31, 2010 and 2009 is as follows:

	2010	2009
Furniture and equipment	**$127,048**	$119,684
Leasehold improvements	**8,586**	8,586
	135,634	128,270
Less accumulated depreciation	**83,402**	73,203
	$ 52,232	$ 55,067

Continued

5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2010 and 2009, the Company had net capital of $805,083 and $807,362, which was $555,083 and $557,362, respectively, in excess of its required net capital. The Company's net capital ratio was .34 to 1 and .79 to 1 at December 31, 2010 and 2009, respectively.

6. Operating Line of Credit:

The Company has a $1,500,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders due June 1, 2011. Interest is due monthly at the bank's prime rate. There were no balances due under the line of credit agreement at December 31, 2010 and 2009.

7. Profit Sharing Plan:

The Company has established a profit sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2010 and 2009 were $85,637 and $69,736, respectively.

8. Commitments:

The Company leases its offices in a building which is owned 27% by two of the stockholders of the Company. The lease agreement is for a term of ten years through March 31, 2018 and provides for minimum monthly rent payments of $10,666. During the year ended December 31, 2010, the Company entered into a month to month sublease agreement for $3,000 a month. Rent expense, net of sublease payments, was $112,960 and $138,404 for the years ended December 31, 2010 and 2009, respectively.

Continued

8. Commitments, *continued*:

Future minimum payments under the lease agreements are as follows:

Years ending December 31:	
2011	$127,992
2012	127,992
2013	127,992
2014	127,992
2015	127,992
Thereafter	287,982
	$927,942

9. Federal Income Taxes:

The differences between the Company's effective income tax and the statutory rate results principally from certain nontaxable income and nondeductible expenses. Federal income tax benefit for the year ended December 31, 2009 was $2,126. There was no federal income tax benefit for the year ended December 31, 2010.

As of December 31, 2010, the tax years that remain subject to examination by the Internal Revenue Service are 2007 through 2010.

10. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 12, 2011, the day the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

We have audited the accompanying financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum as of and for the year ended December 31, 2010 and have issued our report thereon dated February 12, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, 4, and 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen & Secrest, P.S.

February 12, 2011
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Net capital:		
Stockholders' equity:		
Common stock	$ 50,000	
Additional paid-in capital	237,883	
Retained earnings	136,317	
Total stockholders' equity		**$ 424,200**
Subordinated borrowings allowable in computation of net capital		**450,000**
Total stockholders' equity and allowable subordinated borrowings		**874,200**
Deductions:		
Non-allowable assets:		
Unsecured accounts	90	
Officer receivable	7,785	
Deposit	600	
DTCC common stock	8,410	
Property and equipment at cost, net of accumulated depreciation	52,232	
		69,117
Net capital		**805,083**
Minimum net capital required		**250,000**
Excess net capital		**$ 555,083**

Continued

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, *Continued*
December 31, 2010

Aggregate indebtedness:		
Payable to brokers and dealers	$ 3,773	
Payable to customers	7,239	
Accounts payable	34,750	
Other liabilities	17,232	
Accrued profit sharing plan contribution	85,637	
Accrued payroll	121,340	
Payroll and business taxes payable	6,703	
Total aggregate indebtedness		**$ 276,674**
Ratio: Aggregate indebtedness to net capital		**.34 to 1**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$ 7,239	
Customers' securities failed to receive	2,646	
Other - dividends	1,127	
Total credit items		**$ 11,012**
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		**31,774**
Excess of total debits over total credits		**$ 20,762**
Amount held on deposit in Reserve Bank Account		**$ 5,000**

The amount of deposit in the special reserve bank account for the exclusive benefit of customers was $5,000 for the year ended December 31, 2010.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2010

Net capital:	
Net capital as reported on FOCUS REPORT	**$ 805,173**
Net capital as computed on page 12	**$ 805,173**
Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	**$ 276,674**
Aggregate indebtedness as computed on page 13	**$ 276,674**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 4
RECONCILIATION WITH COMPANY'S COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS INCLUDED IN PART II OF
FORM X-17A-5
December 31, 2010

Reserve requirement as reported on FOCUS REPORT	**$-0-**
Reserve requirement as computed on page 14	**$-0-**

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 5
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

1.	Customer fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	**$ 0**
	Number of items	**0**
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary" lags which result from normal business operations" as permitted under Rule 15c3-3.	**$ 0**
	Number of items	**0**

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

In planning and performing our audit of the financial statements of Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule

Continued

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen & Secrest, P.S.

February 12, 2011
Spokane, Washington

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2010 and 2009

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON
PROCEDURES
December 31, 2010

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Alliant Securities, Inc.
Turner ♦ Nord ♦ Kienbaum
Liberty Lake, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum's management is responsible for the Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen & Secrest, P.S.

February 12, 2011
Spokane, Washington

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023305 FINRA DEC
ALLIANT SECURITIES INC TURNER 22*22
NORD. KIENBAUM
695 N LEGACY RIDGE DR STE 300
LIBERTY LAKE WA 99019-7722

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sally Mann 509 747-9144

2. A. General Assessment (item 2e from page 2) $ 3,347.62

B. Less payment made with SIPC-6 filed (exclude interest) (1,611.51)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,736.11

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,736.11

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alliant Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11th day of January, 20 11.

Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01, 2010
and ending 12-31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,764,136
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	425,088 Mutual Fun Level 4
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	425,088
2d. SIPC Net Operating Revenues	$ 1,339,048
2e. General Assessment @ .0025	$ 3,347.62

(to page 1, line 2.A.)